OMNIBUS AMENDMENT
This Omnibus Amendment (this “Amendment”), dated as of August 12, 2025, is by and between CYBIN INC., a company organized under the laws of the Province of Ontario, Canada (the “Company”), and High Trail Special Situations LLC (the “Investor”).
WITNESSETH
WHEREAS, the Company and the Investor are party to that certain Securities Purchase Agreement, dated as of June 30, 2025 (the “Purchase Agreement”), pursuant to which the Company issued to the Investor an unsecured convertible note in the principal amount of $50,000,000 (the “Note”) due June 30, 2027, convertible into common shares, no par value per share, of the Company (“Common Shares”);
WHEREAS, pursuant to the Purchase Agreement, the Company and the Investor may, upon mutual consent, enter into subsequent securities purchase agreements for the purchase and sale of an additional $450,000,000 principal amount of convertible notes of the Company, in tranches, in amounts on such dates as may be mutually agreed by the Company and the Investor from time to time on substantially the same terms;
WHEREAS, concurrently with the execution of the Purchase Agreement, the Company entered into that certain Registration Rights Agreement, dated as of June 30, 2025 (the “Registration Rights Agreement” and, collectively with the Purchase Agreement and the Note, the “Transaction Documents”), by and between the Company and the Investor, pursuant to which the Company agreed to register for resale the Common Shares issuable upon conversion of the Note as set forth therein; and
WHEREAS, the Company and the Investor desire to amend certain provisions in the Transaction Documents.
NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations hereinafter set forth, the parties hereto, intending legally to be bound, hereby agree as follows:
1.Amendment to Registration Rights Agreement.
(a)The parties hereto hereby agree to amend and restate the third sentence of Section 2(b) of the Registration Rights Agreement to read as follows:
In addition, if at any time, clause (ii) of the Required Registration Amount (excluding any cutbacks set forth in Section 2(d) hereof) exceeds the number of Common Shares then registered in a Registration Statement and unissued, then the Company shall file as soon as reasonably practicable, but in any case prior to the applicable Filing Deadline, an additional Registration Statement covering the resale by the Holders of a number of Common Shares such that the number of Common Shares then registered in a Registration Statement and unissued will be equal to not less than the Required Registration Amount.

(b)The parties hereto hereby agree that the reference to “Section 2(g)” contained in Section 2(c) of the Registration Rights Agreement is hereby amended to refer to “Section 2(f).”
2.Amendment to Note. The parties hereto hereby agree to amend and restate the terms of the Note as set forth in the Amended and Restated Convertible Note (the “Amended Note”) in the form attached hereto as Exhibit A.
3.Amendment to Purchase Agreement.
(a)The parties hereto hereby agree that the last sentence of Section 4(b) of the Purchase Agreement is hereby deleted in its entirety.

(b)The parties hereto hereby agree that Section 4(g)(i) of the Purchase Agreement is hereby deleted in its entirety.

4.Miscellaneous.
(a)The Company acknowledges and agrees that none of the transactions contemplated pursuant to this Amendment or the Amended Note constitute material non-public information and that neither the Investor nor any of its affiliates are bound by any obligations of confidentiality to the Company or any Company affiliates.
(b)Except as modified and amended herein, all of the terms and conditions of the Transaction Documents shall remain in full force and effect.
5.Counterparts; Execution. This Amendment may be executed in one or more counterparts (including by electronic mail, in PDF or by DocuSign or similar electronic signature), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Counterparts may be delivered via electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.
6.Governing Law. THIS AMENDMENT SHALL BE SUBJECT TO THE PROVISIONS REGARDING GOVERNING LAW SET FORTH IN SECTION 9(B) OF THE PURCHASE AGREEMENT, AND SUCH PROVISIONS ARE INCORPORATED HEREIN BY THIS REFERENCE, MUTATIS MUTANDIS.
[Signature pages follow immediately.]

[Parent Signature Page to Omnibus Amendment]
IN WITNESS WHEREOF, the undersigned has executed and delivered this Amendment as of the date first above written.
Company:
CYBIN INC.
By: (signed) “Douglas Drysdale”
Name: Douglas Drysdale
Title: Chief Executive Officer

[Investor Signature Page to Omnibus Amendment]
IN WITNESS WHEREOF, the undersigned has executed and delivered this Amendment as of the date first above written.
Name of Investor: High Trail Special Situations LLC

By: (signed) “Eric Helenek”
Name of signatory: Eric Helenek
Title: Authorized Signatory
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